sapa

04-04-16

04024614

RECEIVED
SEC MAIL PROCESSING
APR 23 2004
WASH. D.C. 158 SECTION

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549
UNITED STATES

Re: Sapa AB (File No 82-4589) – Rule 12g3-2(b)

SUPPL

Ladies and Gentlemen,

In connection with the Sapa AB's (the "Company's) exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find press releases of 15 April 2004:

- Interim report January-March 2004
- Change of President and CEO in Sapa AB
- Bulletin from the Sapa AB Annual General Meeting

These materials are being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +46 8 459 59 00 if you have any further comments or questions regarding the enclosures.

Very truly yours,

Gabriella Ekelund for

PROCESSED
APR 27 2004
THOMSON FINANCIAL

Magnus Wittbom
General Counsel

Enclosure

dlw 4/27

Sapa AB
Postal Address **Box 5505, 114 85 Stockholm** Office Address **Humlegårdsgatan 17** Org no **556001-6122**
Telephone **+46-8-459 59 00** Fax **+46-8-459 59 50** Internet www.sapagroup.com

sapa

Press release

15 April 2004

Interim report
January-March 2004

Growth with strengthened earnings and profitability

- Earnings per share increased by 27 per cent to SEK 3.20 (2.50)
- Profit after tax increased by 27 per cent to MSEK 116 (91)
- Net sales rose by 26 per cent to MSEK 3,475 (2,758)
- Return on capital employed increased from 10 to 12 per cent
- Strengthened cash flow despite increased investment activities, MSEK 70 (neg: 126)

Sapa in brief	**Jan-Mar 2004**	Jan-Mar 2003	%
Net sales, MSEK	**3,475**	2,758	+26
Operating profit, MSEK	**200**	151	+33
Operating margin, %	**5.8**	5.5	
Profit before tax, MSEK	**173**	137	+27
Profit after tax, MSEK	**116**	91	+27
Earnings per share, SEK	**3.20**	2.50	+27
Cash flow after investments, MSEK[1]	**70**	-126	
Deliveries, tonnes	**99,140**	76,790	+29
Debt/equity ratio	**0.57**	0.54	

[1] Excluding company acquisitions/divestments

"The recovery in profits that began during 2002 remained strong during the first quarter of the year. We can derive satisfaction from the successful integration of Remi Claeys Aluminium and the contribution this has given to profits. A large part of the 29-per cent growth in volumes was generated by RCA, although organic growth has also been favourable. For comparable units, volumes increased by more than 6 per cent, meaning we have increased our shares in several markets," comments Staffan Bohman, President and CEO of Sapa.

As we previously forecast, we have witnessed a certain improvement in the industrial climate in Europe and continued strengthening in the US and Asia. Consequently, we maintain our previous view that sales and profits will continue to improve during 2004."

For further information please contact Staffan Bohman, CEO, tel. +46 8-459 59 11, Bo Askvik, Group Vice President, Finance and Administration, tel. +46 8-459 59 18 or Stefan Thorheim, Group Vice President, Accounting and Control, tel. +46-8-459 59 17.

This report is also available on Sapa's website: www.sapagroup.com. A slide presentation of this release can be downloaded as a PDF file. Select Financial Information/Quarterly Presentations.

Postadress Box 5505, 114 85 Stockholm Besöksadress Humlegårdsgatan 17 Org nr 556001-6122

JANUARY-MARCH 2004

Sapa	**Jan-Mar 2004**	Jan-Mar 2003	Jan-Mar 2002	Jan-Mar 2001	Jan-Mar 2000
Net sales, MSEK	**3,475**	2,758	2,821	3,126	2,580
Operating profit, MSEK	**200**	151	101	162	176
Operating margin, %	**5.8**	5.5	3.6	5.2	6.8
Profit before tax, MSEK	**173**	137	82	98	150
Deliveries, tonnes	**99,140**	76,790	70,660	77,990	71,870

(excl. Eurofoil and Autoplastics, divested 2001)

Delivery volumes for the first quarter of the year amounted to 99,140 tonnes (76,790), an increase of 29 per cent, of which RCA accounted for 23 percentage points. For comparable units, volumes rose by slightly more than 6 per cent. Particularly strong growth was demonstrated by Profiles in Poland, France and the US. In all of these markets, Sapa is judged to have captured market shares. For Building System, the development was affected by a hesitant and fragmented construction market, with largely unchanged deliveries, excluding RCA.


Deliveries, tonnes
100 000
80 000
60 000
40 000
20 000
0
Q1-01
Q1-02
Q1-03
Q1-04

Consolidated net sales amounted to MSEK 3,475 (2,758), an increase of 26 per cent. RCA, which was acquired on 23 June 2003, accounted for approximately MSEK 650 of this increase, or 24 per cent. Currency effects in the translation of foreign subsidiaries to SEK affected net sales negatively by 3 per cent, or MSEK 79.

The improvement in profits continued with operating profit rising 33 per cent to MSEK 200 (151). Currency effects in the translation to SEK had a negative effect of MSEK 6, corresponding to 4 per cent. RCA accounted for a significant portion of the increase in profits with contributions from all RCA business units. Following the acquisition of RCA by Sapa, Profile operations, in particular, have noted favourable development, with both increased volumes and cost-efficiency measures improving profits. Profiles in Albi continued to improve its profits as a consequence of increased volumes through the large press. Profiles in the US also continued its favourable development from 2003. However, the effect on profits of this positive growth was, to a certain degree, offset by pressure on margins resulting from the higher price for aluminium metal reflected in higher


Operating Profit, MSEK
225
200
175
150
125
100
75
50
25
0
Q1-01
Q1-02
Q1-03
Q1-04

raw material costs. This was particularly noticeable in the US, due to the fact that aluminium is quoted in USD. The relatively weak construction market and cost for the efficiency program under way in Sapa Portugal has lead to an unsatisfying outcome for Building System. Heat Transfer, which enjoyed a strong profit development in 2003, reported another favourable quarter, with profits at the same level as in 2003. On the whole, this led to the operating margin improving to 5.8 per cent (5.5), the highest since 2000. Return on capital employed amounted to 12 per cent (10).


Earnings per share, SEK
3,20
2,80
2,40
2,00
1,60
1,20
0,80
0,40
0,00
Q1-02
Q2-02
Q3-02
Q4-02
Q1-03
Q2-03
Q3-03
Q4-03
Q1-04

Net financial items were negative in the amount of MSEK 27 (neg: 15). This decline is due to the cost of financing the acquisition of RCA, which amounted to approximately MSEK 12 for the quarter. Pre-tax profit rose by 27 per cent to MSEK 173 (137). The Group's tax expense was MSEK 57 (45), corresponding to a tax rate of 33 per cent (33). Earnings per share increased by SEK 0.70 to SEK 3.20 (2.50) and return on shareholders' equity improved to 11 per cent (8).

Sapa	**Jan-Mar 2004**	Oct-Dec 2003	July-Sep 2003	Apr-Jun 2003	**Jan-Mar 2003**
Net Sales, MSEK	**3,475**	3,176	3,034	2,834	**2,758**
Operating profit, MSEK	**200**	169	151	169	**151**
Operating margin, %	**5.8**	5.3	5.0	6.0	**5.5**
Profit before tax, MSEK	**173**	143	125	155	**137**
Deliveries, tonnes	**99,140**	86,060	84,560	79,050	**76,790**

MARKET COMMENTS

In terms of volumes, the market for aluminium profiles in the US was strong during the first quarter and, in total, the North American market is estimated to have grown by 5 per cent. The transport sector, in particular, was strong. The private housing market, bolstered by low interest levels, shows no sign of weakening, while commercial construction has yet to gather impetus.

The market for aluminium profiles in Europe showed a mixed pattern of demand. In Western Europe, demand remained fairly restrained, but is increasing slightly. In total, European consumption of profiles is estimated to have grown by approximately 1 per cent, compared with 2003. However, geographic variations in demand patterns are extensive. Demand in the German engineering sector is growing while demand from the automotive industry was restrained, affected partly by the postponement of model upgrades. The European construction industry remained fragmented with decreased activity in Germany and Portugal and a continued weak market for commercial buildings in Sweden. The markets in the Benelux countries, France and the UK held up fairly well.

Sapa AB
Postadress **Box 5505, 114 85 Stockholm** Besöksadress **Humlegårdsgatan 17** Org nr **556001-6122**
Telefon **+46-8-459 59 00** Fax **+46-8-459 59 50** Internet **www.sapagroup.com**

Demand for heat-exchanger strip from the European and North American markets was stable, with increasing activity during the latter part of the report period. The prospects for the coming quarter remain stable. The strong level of demand in China continues.

ACQUISITIONS/DIVESTMENTS

Boal International BV

Following the acquisition of Remi Claeys Aluminium during 2003, Sapa has a minority holding of 25 per cent in the aluminium profiles group Boal International BV (Boal). After the close of the report period, an agreement has been reached with the majority owner of Boal regarding the sale of Sapa's minority holding. The price for the shares is MEUR 10.3, providing a capital gain of approximately MEUR 2.5, equivalent to SEK 0.6 per share. The outcome of the sale will be accounted for in the second quarter of 2004.

FINANCING AND CASH FLOW

At the end of the quarter, the Group's debt/equity ratio was 0.57 (0.31). Compared with the corresponding quarter in 2003, the acquisition of RCA affected net debt by approximately MSEK 1,400. Since the beginning of the year, the Group's net debt has increased by MSEK 147 to MSEK 2,247. Of the increase, MSEK 85 is attributable to changed accounting principles for pensions commitments and approximately MSEK 105 to translation differences. The net debt is distributed as follows (MSEK):

	31 March 2004	31 March 2003	31 Dec 2003
Liquid funds	**- 580**	-665	-594
Financial liabilities	**2 319**	1 503	2 291
Pension provisions	**508**	371	403
Net debt	**2 247**	1 209	2 100

Cash flow after investments (excluding company acquisitions/divestments) improved to MSEK 70 (neg: 133), with a negative effect of MSEK 140 from increased working capital. The increase in working capital is normal given the seasonally low delivery rate during the latter part of the fourth quarter. Cash flow was also affected negatively by increased investments.

INVESTMENTS

The investment level was somewhat higher during the quarter, amounting to MSEK 84 (49), compared with depreciation (excluding goodwill amortisation) amounting to MSEK 119 (100). Of the rise in investments, slightly more than MSEK 20 was attributable to RCA. The larger investment projects include the upgrading of RCA's large press, which was begun towards the end of 2003 and is expected to be largely completed by the end of the current year. During the quarter, the process of setting up a unit for the fabrication of profiles in Lithuania was completed. Test production began in March and the first deliveries will be made in April. Sapa Heat Transfer Shanghai's investment of MSEK 132, decided in early 2004, is now at the planning stage. This will more than double Sapa Heat Transfer Shanghai's capacity to 44,000 tonnes, and is expected to be in full operation during the first half of 2006. The planning process has also begun for the investment, decided in November 2003, in a vertical anodising

Sapa AB

Postadress **Box 5505, 114 85 Stockholm** Besöksadress **Humlegårdsgatan 17** Org nr **556001-6122**
Telefon **+46-8-459 59 00** Fax **+46-8-459 59 50** Internet **www.sapagroup.com**

plant at Sapa Profiler in Vetlanda, Sweden. The investment, which is expected to come into operation during the first half of 2006, amounts to MSEK 195, of which approximately MSEK 60 will be invested in 2004, MSEK 120 in 2005 and the remainder in early 2006.

PERSONNEL

During the period, the average number of employees was 7,817 (6,574). Of the increase, 1,050 is attributable to RCA, which was consolidated effective June 23, 2003. In Poland, the expansion of fabrication operations in 2003 resulted in the recruitment of some 100 employees after the first quarter of 2003.

THE SHARE

The price of Sapa shares rose by 2.3 per cent during the first quarter of 2004. During the same period, Stockholmsbörsen's All Share Index rose by 8.1 per cent. Since its listing in May 1997, the Sapa share has risen by 84 per cent, while, during the same period, the All Share Index has risen by 27 per cent.

The growth in value since the listing in 1997, including reinvested dividends, amounts to 120 per cent. During the corresponding period, the All Share Index, including dividends, has risen by 42 per cent.

In preparation for the Annual General Meeting on April 15, the Board has proposed an increased dividend of SEK 6.25 (5.50).

OTHER

Changed accounting principles for pension commitments

Effective 2004, Sapa AB applies the Swedish Financial Accounting Standards Council's recommendation RR29, "Employee Benefits," in the consolidated accounts. The regulations are based on IAS 19. On January 1, 2004, the non-recurring effect of this change reduced consolidated shareholders' equity by MSEK 59, after the tax effect was taken into account. The change in accounting principle had no material effect on pension costs for the quarter.

Repurchase of shares

Within the structure of the repurchase programme, 92,800 shares were bought back during the period. Overall, a total of 798,830 shares had been repurchased by the end of the period. The average repurchase price was approximately SEK 162. The repurchased shares represent 2.1 per cent of the total number of shares. The number of outstanding shares at the end of the quarter was 36,385,578.

Sapa AB

Postadress Box 5505, 114 85 Stockholm Besöksadress Humlegårdsgatan 17 Org nr 556001-6122
Telefon +46-8-459 59 00 Fax +46-8-459 59 50 Internet www.sapagroup.com

OUTLOOK

As we previously forecast, we have witnessed a certain improvement in the industrial climate in Europe and continued strengthening in the US and Asia. Consequently, we maintain our previous view that sales and profits will continue to improve during 2004."

Sapa AB (publ)
Stockholm 15 April 2004

STAFFAN BOHMAN
President and CEO

The report also includes:
Group Income Statement in summary
Group Balance Sheet in summary
Group key financial figures
Changes in shareholders' equity
Group cash flow
Segment reporting
Accounting principles

Report dates, 2004

Interim report for second quarter	15 July 2004
Interim report for third quarter	18 October 2004
Full-year report, 2004	February 2005

Sapa AB
Postadress Box 5505, 114 85 Stockholm Besöksadress Humlegårdsgatan 17 Org nr 556001-6122

THE SAPA GROUP

Consolidated income statements, MSEK	**Jan-Mar 2004**	Jan-Mar 2003	Jan-Dec 2003
Net sales	**3,474.8**	2,758.4	11,802.8
Cost of goods sold	**-2,719.0**	-2,190.4	-9,299.1
Gross profit	**755.8**	568.0	2,503.7
Selling and administrative expenses	**-559.2**	-414.9	-1,856.7
Other operating revenues/expenses	**3.7**	-2.0	-6.5
Operating profit	**200.2**	151.1	640.5
Financial items	**-27.0**	-14.5	-81.3
Profit after financial items	**173.2**	136.6	559.2
Income tax	**-57.2**	-44.9	-174.8
Minority interest in net profit	**-0.2**	-0.2	-1.0
Net profit	**115.8**	91.4	383.4
Earnings per share, SEK	**3.20**	2.50	10.50
Earnings per share after dilution, SEK	**3.20**	2.50	10.50

Consolidated Balance sheets MSEK	**31 Mar 2004**	31 Mar 2003	31 Dec 2003
Intangible fixed assets	**1,035.7**	964.1	1,017.6
Tangible fixed assets	**2,952.9**	2,545.7	2,942.2
Financial fixed assets	**226.7**	29.1	187.2
Inventories	**1,863.5**	1,459.8	1,793.6
Current receivables	**3,162.3**	2,524.6	2,685.5
Liquid funds	**580.4**	664.6	594.0
Total assets	**9,821.5**	8,188.0	9,220.1
Shareholders' equity	**3,975.9**	3,918.1	3,879.7
Interest-bearing liabilities and provisions	**2,827.7**	1,873.5	2,694.0
Interest-free liabilities and provisions	**3,017.9**	2,396.4	2,646.4
Total shareholders' equity and liabilities	**9,821.5**	8,188.0	9,220.1

Key figures and other information[1]	**Jan-Mar 2004**	Jan-Mar 2003	Jan-Dec 2003
Operating margin, %	**5.8**	5.5	5.4
Operating margin, excl. goodwill amort., %	**6.2**	6.0	6.0
Capital turnover rate, Multiple	**2.1**	2.1	2.1
Return on capital employed, %	**11.8**	10.2	11.5
Return on capital employed, excluding goodwill amortisation, %	**12.9**	11.4	12.7
Return on shareholders' equity, %	**10.6**	8.4	10.0
Return on shareholders' equity, excluding goodwill amortisation, %	**12.3**	10.0	11.7
Net margin, %	**3.3**	3.3	3.2
Net margin, excl. goodwill amortisation, %	**3.8**	3.9	3.8
Average no. of outstanding shares, '000s	**36,449**	36,646	36,591
Earnings per share, SEK	**3.20**	2.50	10.50
Earnings per share after dilution, SEK	**3.20**	2.50	10.50
Earnings per share, excl. goodwill amortization, SEK	**3.60**	2.90	12.20
Shareholders' equity per share, SEK	**109.27**	106.95	106.40
Cash flow per share, SEK[2]	**1.90**	-3.45	13.00
Equity/assets ratio, %	**40**	48	42
Debt/equity ratio	**0.57**	0.31	0.54
Net debt, MSEK	**2,247**	1,209	2,100
New and replacement investments, MSEK	**84**	49	352
Average number of employees	**7,817**	6,574	7,229

[1]Return calculated based on rolling twelve-month values
[2]After investments excluding company acquisitions/divestments

Sapa AB

Postadress **Box 5505, 114 85 Stockholm** Besöksadress **Humlegårdsgatan 17** Org nr 556001-6122
Telefon **+46-8-459 59 00** Fax **+46-8-459 59 50** Internet **www.sapagroup.com**

THE SAPA GROUP

Changes in shareholders' equity, MSEK	**Jan-Mar 2004**	Jan-Mar 2003
Opening balance	**3,879.7**	3,878.7
Changed accounting principles for pension commitments	**-58.8**	-
Translation differences	**55.3**	-47.4
Conversion of convertible bonds / redemption of warrants	**0.3**	0.1
Repurchase of shares	**-16.4**	-4.7
Dividend	**-**	-
Profit for the period	**115.8**	91.4
Outgoing balance	**3,975.9**	3,918.1

Cash flow, MSEK	**Jan-Mar 2004**	Jan-Mar 2003	Jan-Dec 2003
Operating profit	**200.2**	151.1	640.5
Depreciation	**135.1**	115.1	483.4
Other items not affecting liquidity	**4.1**	0.3	-7.5
Interest received/paid	**-18.5**	-19.2	-73.1
Income tax paid	**-31.7**	-28.1	-130.7
Change in working capital	**-140.5**	-297.6	-100.3
Cash flow from ongoing operations	**148.7**	-78.4	812.3
New and replacement investments	**-83.7**	-48.9	-351.9
Company acquisitions/divestments	**-**	-6.3	-649.1
Sales of fixed assets and changes in financial fixed assets	**5.3**	0.8	15.0
Cash flow after investments	**70.3**	-132.8	-173.8
Financing	**-76.6**	64.9	290.8
Share issue/repurchase of shares	**-16.1**	-4.6	-33.3
Dividend	**-**	-	-201.5
Cash flow	**-22.4**	-72.6	-117.7

Segment reporting MSEK	**Jan-Mar 2004**	Jan-Mar 2003	**Jan-Dec 2003**
Group Net sales	**3,475**	2,758	**11,803**
Of which			
Profiles	**2,381**	1,843	**7,813**
Building System	**695**	445	**2,328**
Heat Transfer	**532**	536	**1,995**
Other and eliminations	**-133**	-66	**-333**

Accounting principles
This interim report has been prepared in accordance with the Swedish Financial Accounting Standards Council's recommendation RR20, Interim reporting. Effective 2004 Sapa applies RR29, Employee benefits. The non-recurring effect of this change has reduced the opening consolidated Shareholders' equity by MSEK 59. The change in accounting principle has had no material effect on the earnings. In accordance with the transitional provisions of the recommendation, previous periods have not been restated. Sapa reports business segments as primary segment and geographical areas as secondary segment according to RR 25, Segment reporting. Effective 2004 Sapa is organised in the three business segments Profiles, Building System and Heat Transfer, which are reported combined. For the rest, the same accounting principles are applied as in the latest annual report.

Sapa AB
Postadress Box 5505, 114 85 Stockholm Besöksadress Humlegårdsgatan 17 Org nr 556001-6122
Telefon +46-8-459 59 00 Fax +46-8-459 59 50 Internet www.sapagroup.com

Press Release

15 April 2004

Change of President and CEO in Sapa AB

After more than five years as President and CEO of Sapa AB, Staffan Bohman resigns on 31 May 2004. The Board has appointed the present Executive Vice President Kåre Wetterberg, 55 as new President and CEO. Kåre Wetterberg, who is Master of Engineering graduated from Chalmers University of Technology, has had a number of positions in the Sapa Group since 1974, among others as managing director of the subsidiaries in Germany and Sweden. Since 2002 he has been Executive Vice President and deputy to Staffan Bohman.

Per-Olof Eriksson, the resigning Chairman of the Board, comments the change of CEO:

"Since Sapa (then Gränges), through a spin-off from Electrolux to its shareholders, became independent, the company has developed to be one of the world's leading companies within aluminium profiles and heat exchange strip. This has attracted attention from Norweigan Elkem, which during the last three years through repeated purchases has increased its ownership to approximately 73 per cent.

Through the change of Chairman, that will be proposed at today's General Meeting, the subsidiary relation that has arisen between Elkem and Sapa is emphasised. In connection with the change of Chairman, the Board of Directors and Staffan Bohman have agreed that Staffan Bohman resigns as CEO. Staffan Bohman is proposed for re-election to the Board of Directors and will on a part-time basis be at the Chairman's disposal as advisor."

The entering Chairman of the Board, Ole Enger, comments:

"Elkem's investment in Sapa has been very successful and has met our expectations well. We are very pleased about the way the company has developed since 2001, when we first acquired a major stake in the company, and we have a great respect for the successful corporate culture and business concept of Sapa, which is based on a strong decentralisation and closeness to the market. It is very important for us that these values continue to develop under our principal ownership, also with a new CEO. It is very satisfying that we have been able to appoint a Sapa staff member, with many years of experience, to succeed Staffan Bohman. By this, we ensure that the existing independent management of the Sapa Group will continue. Kåre Wetterberg's extensive experience from various areas of operations within the Group, will be of great benefit in the continued work to further develop Sapa's market positions, among others through good organic growth and a further development of the value-added operations. The fact that Staffan Bohman remains as a member of the Board of Directors safeguards a good continuity and a flexible management change."

For further information please contact Per-Olof Eriksson, Chairman or Ole Enger, through Kerstin Isakson, telephone: +46-8-459 59 11.

Sapa is an international industrial group, which develops and markets value-added aluminium profiles, profile-based components and systems, and heat exchanger strip in aluminium. Sapa will in 2003 have a turnover of approximately 12 billion SEK, with 7,800 employees all over Europe and in USA and China. Sapa is one of Europe's leading companies within its field and the customers are found in the transport, building, engineering and telecom industries. Sapa is listed on the O-list of Stockholmsbörsen.

Further information about Sapa can be found on our web site www.sapagroup.com

Press Release

15 April 2004

Bulletin from the Sapa AB Annual General Meeting

In his speech before the Annual General Meeting in Stockholm, President and CEO Staffan Bohman commented on and summarised the development of the full year 2003, and presented the result for the first quarter 2004.

"The recovery in profits that began during 2002 remained strong during the first quarter of the year. We can derive satisfaction from the successful integration of Remi Claeys Aluminium and the contribution this has given to profits. A large part of the 29-per cent growth in volumes was generated by RCA, although organic growth has also been favourable. For comparable units, volumes increased by more than 6 per cent, meaning we have increased our shares in several markets," comments Staffan Bohman, President and CEO of Sapa.

The Annual General Meeting approved the proposed dividend to shareholders of SEK 6.25 per share. The record date was determined as Tuesday, 20 April, 2004. The dividend is scheduled to be paid on Friday, 23 April, 2004.

The Meeting discharged the members of the Board and the Presidents and Chief Executives from responsibility for 2003 operations.

The Meeting authorised the Board to decide on the purchase and transfer of the company's own shares in line with the Board's proposal.

The Meeting decided that the Board shall consist of eight members and no deputies, and elected, upon chairman Per-Olof Eriksson having declined reelection, the following board members, Staffan Bohman, Anders Carlberg, Ole Enger, Lennart Evrell, Leif Gustafsson, Baard Haugen and Mats Qviberg. Karin Aslaksen, Director, Human Resource, Elkem ASA, was elected as new Board member.

At a Board meeting following the General Meeting, Ole Enger was appointed Chairman of the Board of Directors.

Stockholm, 15 April, 2004

The Board of Directors
Sapa AB

For further information, please contact Gabriella Ekelund, Communications Manager, tel: +46-70-953 08 53.

Sapa AB

Postal Address **Box 5505, 114 85 Stockholm** Office Address **Humlegårdsgatan 17** Org no **556001-6122**
Telephone **+46-8-459 59 00** Fax **+46-8-459 59 50** Internet **www.sapagroup.com**